SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

SunTrust Banks, Inc. 401(k) Plan

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with ERISA and examined by independent auditors (attached),

2. Consent of Independent Auditors (attached), and

3. Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

For: SunTrust Banks, Inc. 401(k) Plan

Jorge Arrieta
SunTrust Banks, Inc.
Senior Vice President
Controller

Date: June 27, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-50756) of SunTrust Banks, Inc. of our report dated June 23, 2003 relating to the financial statements of SunTrust Banks, Inc. 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 23, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the SunTrust Banks, Inc. 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jorge Arrieta, Senior Vice President, Controller of SunTrust Banks, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Jorge Arrieta
Senior Vice President
Controller

Date: 6/27/03

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the SunTrust Banks, Inc. 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mary T. Steele, Senior Vice President, Human Resources Director of SunTrust Banks, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Mary T. Steele
Mary T. Steele
Senior Vice President
Human Resources Director

Date: 6-26-03

SunTrust Banks, Inc.
401(k) Plan

Financial Statements and Supplemental Schedules
December 31, 2002


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
152
SECTION

SunTrust Banks, Inc. 401(k) Plan
Contents
December 31, 2002



PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Participants and Administrator
SunTrust Banks, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and of accumulated plan benefits and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits present fairly, in all material respects, the financial status of SunTrust Banks, Inc. 401(k) Plan (the "Plan") at December 31, 2002, and the changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of the Plan as of December 31, 2001 was audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on this statement in their report dated May 15, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 23, 2003

Report of Independent Public Accountants

To the SunTrust Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of SUNTRUST BANKS, INC. 401(k) PLAN as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the SunTrust Benefits Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 15, 2002

This Report of Independent Accountants was issued by Arthur Andersen LLP on May 15, 2002, and has not been reissued.

SunTrust Banks, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value (Notes 1, 2 and 3)		
SunTrust common stock fund	$ 850,445,363	$ 959,689,460
Mutual funds	350,672,075	383,006,160
Money market fund	92,619,210	82,819,442
Common/collective fund	28,932,961	26,902,595
Investment, at cost which approximates fair value		
Loans due from participants	47,222,499	44,202,911
Total investments	1,369,892,108	1,496,620,568
Cash	3,782,766	3,464,832
Receivables		
Due from broker and other	674,682	27,514,141
Accrued income	320,868	322,192
Employer contributions	5,375,681	-
Total receivables	6,371,231	27,836,333
Liabilities		
Due to broker for purchases of securities	(2,217,879)	(28,526,342)
Other liabilities	(318,569)	-
Total liabilities	(2,536,448)	(28,526,342)
Net assets available for benefits	$ 1,377,509,657	$ 1,499,395,391

The accompanying notes are an integral part of these financial statements.

SunTrust Banks, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Additions	
Contributions	
Participant and rollover	$ 89,229,517
Employer	45,055,011
Total contributions	134,284,528
Interest and dividends	30,853,356
Total additions	165,137,884
Deductions	
Cash distributions to participants	(94,967,543)
In-kind distributions to participants	(64,811,410)
Net depreciation in fair value of investments	(127,244,665)
Total deductions	(287,023,618)
Net decrease	(121,885,734)
Net assets available for benefits, beginning of year	1,499,395,391
Net assets available for benefits, end of year	$ 1,377,509,657

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General
The SunTrust Banks, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and plan document for a more complete description.

The plan document provides that the Plan will be administered by a committee (the "Plan Committee") appointed by the Board of Directors of SunTrust Banks, Inc. (the "Company").

Eligibility and Vesting
Each employee of the Company who is classified as full-time, regular part-time, or on-call is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested.

Contributions
Prior to January 1, 2002, a participant could elect to contribute from 2% to 15% of compensation, as defined, subject to certain limitations. Participants could change their deferral rate monthly. The Company makes matching contributions equal to 50% of participant's contributions up to a maximum of 6% of participant compensation. Company contributions are made in the form of company common stock with cash contributed for fractional shares. The Plan was a combination cash or deferred arrangement under IRC Section 401(a) and 401(k) that included matching contributions under IRC Section 401(m) and an Employee Stock Ownership Plan ("ESOP") under IRC Section 409 and 4975(e)(7).

Effective January 1, 2002, the Plan was redesigned to comply with safe harbor requirements under IRC Section 401(k)(12) and 401(m)(11), so that the entire Plan is exempt from nondiscrimination testing and from top-heavy rules. Under the Plan's provisions, participant deferrals are permitted on 1% to 15% of compensation, as defined, matching contributions will be made in an amount equal to 100% of the first 3% and 50% of the next 2% of compensation contributed by each participant, and the eligibility for receiving matching contributions has been changed to match the eligibility requirements for making elective deferrals.

Participant Accounts
Each participant's account is affected by the participant's contributions and allocations of (a) the Company's match, (b) Plan earnings, (c) distributions and (d) loans.

Investment Options
Participants in the Plan may direct their contributions and any roll-over contributions among various investment options in 1% increments. Changes in investment elections may be made on a daily basis. Descriptions of the investment options (all of which are related-party Company sponsored funds, except the SunTrust Common Stock Fund) available to participants are as follows:

SunTrust Common Stock Fund
This fund is invested primarily in shares of common stock of the Company.

STI Classic Small Cap Growth Stock Fund
The fund seeks to provide long-term capital appreciation by investing primarily in U.S. companies with market capitalizations between $50 million and $2 billion.

STI Classic Value Income Stock Fund
The fund seeks to provide current income with the secondary goal of achieving capital appreciation by investing primarily in equity securities.

STI Classic Investment Grade Bond Fund
The fund seeks to provide a high level of total return through current income and capital appreciation, consistent with the preservation of capital. This is primarily achieved through investing in corporate investment grade bonds and U.S. government securities.

STI Classic Short- Term Bond Fund
The fund seeks to provide a high level of total return through the investment in short to intermediate term investment-grade fixed income securities.

STI Classic Prime Quality Money Market Fund
The fund seeks to provide a high level of current income consistent with the preservation of capital and liquidity by investing exclusively in high-quality money market instruments. The funds maturity structure will average 90 days or less.

STI Classic Growth and Income Fund
The fund seeks to provide long-term capital appreciation and, as a secondary objective, current income by investing primarily in domestic and foreign common stocks of companies with market capitalizations of at least $1 billion.

STI Classic Capital Appreciation Fund
The fund seeks to provide capital appreciation by investing primarily in a portfolio of common stocks, warrants and securities convertible into common stock that, in its advisors opinion, are undervalued in the marketplace at the time of purchase.

SunTrust 500 Index Fund
The fund seeks to provide results that correspond to the price and yield performance of publicly traded stocks represented by the Standard & Poor's 500 Composite Stock Price Index.

SunTrust Mid Cap Equity Fund
The fund seeks long-term capital growth by investing primarily in the stocks of companies with market capitalization between $500 million and $10 billion.

Under the terms of the Plan, company contributions are invested in the SunTrust Common Stock Fund and are not available for transfer until after a participant reaches age 55 (see Note 4 for disclosure of nonparticipant-directed amounts).

The Trustee
SunTrust Bank serves as the trustee of the Plan and administers the Plan's assets together with the income therefrom.

Loans to Participants
The Plan allows its participants to borrow funds at a rate of interest determined by the Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. Participants are charged administrative fees for the processing of any loan.

Benefits
Distributions begin at age 70½ (age 62 prior to April 1, 1999), subject to certain exceptions, such as death, disability, termination of employment, or hardship. Participants may elect to receive either a lump-sum distribution or periodic installments for a fixed period not to exceed 9 years.

In-service withdrawals are available for financial hardship or upon reaching age 59½.

Plan Termination
The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. In the event of Plan termination, the participants account balance is nonforfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments
Investments in the Company's common stock and mutual funds are valued at their quoted market prices on the last business day of the year. Money market funds and loans to participants are carried at cost, which approximates fair value. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in interest and dividends in the accompanying financial statements.

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances.

Plan Expenses
Expenses for purchases and sales of trust assets may be paid by the Plan. Any taxes that may be levied or assessed against the Trustee related to the Plan may also be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2002, all administrative expenses for the Plan were paid by the Company.

Benefit Payments
Distributions to participants are recorded when payment is made.

Forfeitures
No forfeitures exist because participants are immediately 100% vested in employer contributions.

3. Investments

The Trustee holds the Plan's investment and executes transactions therein.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 is as follows:

SunTrust Common Stock	$ 850,445,363	*
STI Classic Capital Appreciation Fund	120,880,850	
STI Classic Prime Quality Money Market Fund	92,619,210	*
STI Classic Growth and Income Fund	70,385,828	

* These amounts include approximately $363,785,122 and $3,665,209 in nontransferable SunTrust Common Stock and STI Classic Prime Quality Money Market Fund, respectively, allocated to participants' accounts. The employer contribution amounts may not be transferred by participants until the earlier of reaching age 55, terminating employment or upon the participant's death. However, in the event that the participant leaves their account balance in the plan, they are still restricted from diversifying the employer stock portion of their account until age 55.

During 2002, the Plan's investments (including investments bought and sold as well as held during the year) depreciated in fair value as follows (in thousands):

	Net Depreciation in Fair Value During Year	Quoted Market Value at End of Year
Year ended December 31, 2002		
SunTrust Common stock and fund	$ (45,307)	$ 850,445
Other investments	(81,938)	472,224
	$ (127,245)	$ 1,322,669

The net assets available for plan benefits as of December 31, 2002 and the changes therein for the year ended December 31, 2002 for the entire SunTrust Stock fund (both nonparticipant and participant-directed portions) are reported below (in thousands):

Investments:		
SunTrust Banks, Inc. common stock	$	850,445
STI Classic Prime Quality Money Market Fund		8,545
Due from broker for sales of securities and other		505
Net assets available for plan benefits	$	859,495
Changes in net assets available for plan benefits:		
Employer contributions	$	39,679
Employee contributions		-
Employee roll-over contributions		20,497
Distributions to participants		(138,334)
Investment loss		(19,437)
Transfers to other funds and net loan activity		(11,476)
Net decrease during year	$	(109,071)

4. Party-In-Interest Transactions

All investments and income relating to all investments held by the Plan are transactions with parties in interest. The Company's contributions may be made in cash or in common stock. During 2002, all of the Company's contributions were made in stock with cash contributions made for fractional shares of stock. At December 31, 2002, the Plan held 14,941,064, shares of company common stock, which represented an ownership interest in the Company of less than 6% of the Company's outstanding shares at that date.

5. Tax Status

The Plan obtained a determination letter on May 2, 1995 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC as of that date. The Plan has been subsequently amended and restated since receiving this letter; however, the Plan Committee and the Plan's legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. On February 28, 2002, the Plan requested an updated favorable determination letter. As of December 31, 2002, the letter remains pending. However, the Plan Committee and the Plan's legal counsel believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002.

6. Reconciliation to Form 5500

As of December 31, 2002, the Plan had approximately $761,098 of distributions, which had been requested by participants but not paid as of year-end. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the Plan's financial statements in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the plan year ended December 21, 2002:

	Benefits Payable to Participants	Benefits Distributed	Net Assets Available for Plan Benefits
Year ended December 31, 2002			
Per financial statements	$ -	$ 159,778,953	$ 1,377,509,657
Accrued benefit payment			
Current year	(761,098)	761,098	(761,098)
Prior year	74,813	(74,813)	74,813
Per Form 5500	$ (686,285)	$ 160,465,238	$ 1,376,823,372

7. Subsequent Event

Beginning January 1, 2003, the maximum participant deferral percentage increased from 15% to 20%. Therefore, participants may elect between 1% to 20% of compensation, as defined, as their individual deferral contribution percentage.

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*SunTrust Banks, Inc.	14,941,064 Shares of SunTrust Banks, Inc., common stock	$ 492,922,549	$ 850,445,363
	11,781,759 Shares of STI Classic Capital Appreciation Fund	(a)	120,880,850
	92,619,210 Shares of STI Classic Prime Money Market Fund	(a)	92,619,210
	6,217,829 Shares of STI Classic Growth and Income Fund	(a)	70,385,828
	4,135,988 Shares of STI Classic Small Cap Growth Fund	(a)	55,918,553
	4,470,102 Shares of STI Classic Investment Grade Bond Fund	(a)	47,338,383
	4,454,706 Shares of SunTrust 500 Index Fund	(a)	28,932,961
	2,976,555 Shares of STI Classic Value Income Fund	(a)	27,205,715
	2,325,574 Shares of STI Classic Short-term Bond Fund	(a)	23,185,980
	722,304 Shares of STI Classic Mid Cap Equity Fund	(a)	5,756,766
**Participant loans			47,222,499
	Total investments		$ 1,369,892,108

*Party-in-interest, as defined by ERISA.

**Participant loans from plan participants due at various times, with interest rates from 5.25% to 11.0%.

(a) Information not required by ERISA.

The accompanying notes are an integral part of this schedule.

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2002

Identity of Party Involved	Description of Assets	Purchase Price	Sales		
			Selling Price	Cost of Assets	Net Gain (Loss)
*SunTrust Banks, Inc.	SunTrust Banks, Inc. Common Stock				
	76 Purchases	$ 74,164,784	N/A	N/A	N/A
	198 Sales	N/A	$ 113,140,950	$ 54,111,544	$ 59,029,406
	STI Classic Prime Quality Money Market Fund				
	142 Purchases	$ 50,504,118	N/A	N/A	N/A
	123 Sales	N/A	$ 45,142,567	$ 45,142,567	$ -

*Party-in-interest transactions, as defined by ERISA.

The accompanying notes are an integral part of this schedule.